UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Entry into a Material Agreement and Unregistered Sale of Equity Securities.

On January 11, 2024, Nvni Group Limited (the “Company”) completed the issuance and sale in a private placement of a total of 662,941 ordinary shares of the Company for gross proceeds of approximately $1,127,000 or $1.70 per share (the “Per Share Purchase Price”) in accordance with the terms and conditions of subscription agreements (the “Subscription Agreements”) entered into with each of the investors in the private placement (the “Investors”).

Under the Subscription Agreements, each Investor also received a put option (“Put Option”) pursuant to which, commencing on the one year anniversary of the closing of the private placement, each Investor has the right to sell to the Company all or any portion of the ordinary shares such Investor purchased under its respective Subscription Agreement at a sale price per share equal to 120% of the Per Share Purchase Price. The Put Options automatically terminate on the earlier of (i) the second-year anniversary of the closing of the private placement and (ii) the first date on which the closing sale price of the Company’s ordinary shares as reported by Nasdaq equals or exceeds $5.00 for twenty (20) trading days (whether or not consecutive) during any period of thirty (30) consecutive trading days.

The Subscription Agreements also provide the Investors with certain registration rights to file a registration statement with the Securities and Exchange Commission covering the resale of the ordinary shares purchased under the Subscription Agreements.

The ordinary shares sold in the private placement were sold pursuant to the exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).

In connection with the issuance and sale of ordinary shares to Investors pursuant to the Subscription Agreements, Coppi International Ltd. issued an irrevocable power of attorney and proxy relating to all of the 183,181 ordinary shares owned by Coppi International Ltd. (the “Coppi Power of Attorney”) in favor of the Pierre Schurmann, the Company’s Chief Executive Officer, pursuant to which Coppi International Ltd. irrevocably designated and appointed Pierre Schurmann as its proxy and duly authorized attorney-in-fact with the power to attend and vote at any meeting of the members of the Company all of the ordinary shares owned by Coppi Internatonal. The Coppi Power of Attorney was entered into to allow Pierre Schurmann to retain a majority of the voting power of the Company’s outstanding common stock, after taking into account the issuance and sale of ordinary shares to Investors pursuant to the Subscription Agreements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NVNI GROUP LIMITED

Date: January 11, 2024	By:	/s/ Pierre Schurmann
Pierre Schurmann, Chief Executive Officer